

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2013

Via E-mail
John A. Goodman
Executive Chairman
Goodman Networks Incorporated
6400 International Parkway, Suite 1000
Plano, Texas 75093

> **Re:** **Goodman Networks Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 26, 2013**
> **File No. 333-186684**

Dear Mr. Goodman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Revenues, page 60

1. Please revise your disclosure to specifically explain the $130.2 million decrease, or 16.7%, in total revenues from 2011 to 2012. For example, provide management's analysis for why the volume of services provided to Alcatel-Lucent declined in 2012 compared to 2011 and why the scope and volume of services provided to AT&T declined in 2012 compared to 2011. Further, provide the basis for management's expectation that your aggregate revenues from the Alcatel-Lucent Contract will continue to decline in future periods.

Liquidity and Capital Resources, page 64

Material Covenants, page 66

2. We note your response to comment 5 in our letter dated March 13, 2013. However, with respect to the material covenants related to your Credit Facility, your disclosure on pages 31 and 67 are inconsistent as to whether you would have met the Fixed Charge Coverage Ratio or the Leverage Ratio as of December 31, 2012. Please reconcile your disclosure.

Contractual Payment Obligations, page 70

3. We note your response to comment 8 in our letter dated March 13, 2013. Please confirm whether the table includes your total interest obligations related to your long-term debt, including obligations payable after June 30, 2013. If not, please revise the table appropriately.

Internal Controls and Procedures, page 73

Changes in Accountants, page 75

4. We note your response to comment 10 in our letter dated March 13, 2013. Please tell us whether your board considered engaging an independent third party to perform the investigation into whether material information was withheld from external auditors or if instructions were given to company personnel to withhold such information.

Executive Compensation, page 96

Summary Compensation Table, page 96

5. We note you revised your disclosure to include performance bonus award information for your named executive officers for their performance during 2012. Please provide narrative disclosure discussing the material terms of your cash performance based awards made to your named executive officers for their 2012 performance. Refer to Item 402(o)(5) of Regulation S-K.

6. Further, please disclose whether the amounts that you have characterized as bonus awards to your executive officers were based on satisfaction of certain performance targets that were pre-established and communicated to your executives. Please note that amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k. If the awards were based on the satisfaction of certain performance targets that were pre-established and

communicated to your executives, you should report these awards in your Summary Compensation Table as non-equity incentive plan awards.

Certain Relationships and Related Party Transactions, page 107

7. We note your disclosure on pages 103-104 that none of your directors, including your employee directors, received any compensation from you for service on the Board of Directors during the fiscal year ended December 31, 2012. However, we note your related party disclosure beginning on page 110 discussing the employment agreements entered into with your current directors Messrs. James Goodman, Jason Goodman, Jonathan Goodman and Joseph Goodman, in which certain bonus awards and salary payments were made to these directors in 2012. Please advise or revise. Please explain the purpose behind these employment agreements.

Note 13- Income Taxes, Page F-22

8. Addressing the relevant accounting literature, tell us why you believe it is appropriate to recognize the effect of the change in the accounting method to recognize revenue for tax purposes before you receive the approval from the IRS.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director